Law Offices of Michael H. Freedman, PLLC
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Jericho, New York 11753
Tel (516) 767-1697
Fax (877) 315-1908
Email: michael@mhffirm.com

November 15, 2009

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Tia Jenkins

Re:  Centracan Incorporated
             Commission File No. 000-52910

Dear Ms. Jenkins:

On behalf of Centracan Incorporated (“Registrant”), we acknowledge receipt of your letter dated August 28, 2009 with regard to the revocation by the Public Company Accounting Oversight Board (“PCAOB”) on August 27, 2009 of the registration of our former independent auditor, Moore and Associates Chartered (“Moore”).

Pursuant to your letter, please be advised that the Registrant (a) will not include Moore’s audit reports or consents in any filings with the Commission, (b) will re-audit any Moore report or consent that it would be obligated to file with the Commission in the future, and (b) will file a Form 8-K/A disclosing Moore’s registration revocation by the PCAOB.

Please contact the undersigned with any comments or questions it may have.  Thank you.

Very truly yours,

/s/ Michael H. Freedman